Exhibit 21.1

List of Subsidiaries

At the time of this offering, the following entities will become subsidiaries of Vista Proppants and Logistics Inc.:

Name	Jurisdiction of Organization
Vista Proppants and Logistics, LLC	Delaware
VPROP Operating, LLC	Delaware
Lonestar Prospects Management, L.L.C.	Texas
Lonestar Prospects, Ltd.	Texas
Denetz Logistics, L.L.C.	Texas
MAALT, L.P.	Texas
MAALT Specialized Bulk, LLC	Texas